Exhibit 3.1
FIRST AMENDMENT TO THE BYLAWS OF
ENNIS, INC.
ARTICLE VI – CERTIFICATED AND UNCERTIFICATED SHARES
     Section 1. Shares of any or all of the corporation’s stock may be evidenced by certificates for shares of stock, in such form as the board of directors may from time to time prescribe, or may be issued in uncertificated form. The issuance of shares in uncertificated form shall not affect shares already represented by a certificate. Except as expressly provided by law, there shall be no difference in the rights or obligations of stockholders based on whether or not their shares are represented by certificates.
     Section 2. To the extent that persons or entities hold stock certificates in the corporation, each certificate shall be signed in the name of the corporation by the president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Certificates of stock shall be consecutively numbered and shall be in such form consistent with law as shall be prescribed by the board of directors.
Dated: December 20, 2007